UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/19 (MM/DD/YY) AND ENDING 10/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lakeridge Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 University Avenue, Suite M002
(No. and Street)

Toronto	Ontario Canada	M5J 2H7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald R. Pollard 631-721-3541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLC
(Name – *if individual, state last, first, middle name*)

132 Nassau St. Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lakeridge Capital Inc., as of October 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer



Title

Notary Public

ROBIN BURNER DALEO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BU6141574
Qualified in Suffolk County
Commission Expires April 15, 2022



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAKERIDGE CAPITAL INC.

Statement of Financial Condition

and Footnotes October 31, 2020

(With Independent Auditors' Report Thereon Required by Rule 17a-5)

These financial statements and schedules should be deemed confidential pursuant to
Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange

TABLE OF CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Lakeridge Capital Inc.
55 University Avenue
Mezzanine Level, Suite M002
Toronto, Ontario M5J 2H7

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lakeridge Capital Inc. (the "Company") as of October 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Lakeridge Capital Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2015.

New York, NY
December 29, 2020

-1-

LAKERIDGE CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2020

ASSETS

Cash	$	32,826
Prepaid expenses		270
TOTAL ASSETS	**$**	**33,096**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses	$	20,735
Loan payable		6,000
Total Liabilities		26,735

Equity

Capital stock, without par value, 6,000 authorized, 6,000 shares issued and outstanding		12,500
Additional paid in capital		525,481
Accumulated deficit		(531,620)
		6,361
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**33,096**

The accompanying notes are an integral part of this statement.

LAKERIDGE CAPITAL INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2020

REVENUES

Investment banking fees and other income	$	-
Total revenues		-

EXPENSES

Professional fees	12,000
Regulatory fees and other	9,213
Total expenses	**21,213**

Net loss	$	**(21,213)**

The accompanying notes are an integral part of this statement.

LAKERIDGE CAPITAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2020

	Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Totals
Balances at November 1, 2019	6,000	$ 12,500	$ 502,481	$ (510,407)	$ 4,574
Stockholder's contributions	-	-	23,000	-	23,000
Net loss	-	-	-	(21,213)	(21,213)
Balances at October 31, 2020	6,000	$ 12,500	$ 525,481	$ (531,620)	$ 6,361

The accompanying notes are an integral part of this statement.

LAKERIDGE CAPITAL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(21,213)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
Loan payable		6,000
Accrued expenses		2,287
Prepaid expenses		(270)
NET CASH USED IN OPERATING ACTIVITIES		(13,196)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions		23,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		23,000
NET INCREASE IN CASH		9,804
CASH AT BEGINNING OF YEAR		23,022
CASH AT YEAR END	$	32,826

Supplemental Disclosure of Cash Flow Information:

Cash paid during year for:

Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non-cash transactions	$	-

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lakeridge Capital Inc. (the "Company") was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. On May 25, 1990, the name was changed to Ridgewood Capital Funding, Inc. On June 30, 2004, the Company was sold to Kingsdale Capital Markets Inc., ("Original Stockholder") a member of the Investment Industry Regulatory Organization of Canada (IIROC), and its name was changed to Kingsdale Capital Markets (USA) Inc. The name changed again in July 2012 to Lakeridge Capital Inc. [then both an IIROC and U.S. Financial Industry Regulatory Authority ("FINRA") member] and the Company was dependent upon its Original Stockholder.

On January 22, 2019 Regent Capital Partners Inc. ("Current Stockholder"), also in Canada, made its first investment of what ultimately made it the full Current Stockholder of Lakeridge Capital Inc. by April 29, 2019. The Company continues to be a member of FINRA, approved for the private placement of securities. The Company is currently being considered for a FINRA Continuing Membership Application ("CMA"), under which its operations would be completely purchased by Vcexpress Financial Ltd., another Canadian firm. Upon approval of the CMA, the Company will resume its securities business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 ("ASU 2014-09") to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14) which deferred the effective date for implementation by one year, and was effective for annual reporting periods beginning after December 15, 2017.

On November 1, 2018 the Company adopted ASU 2014-09 using the modified   retrospective method of adoption.   ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended October 31, 2019 or net income for the preceding year-end. The continued implementation of ASC 606 did not result in any changes to beginning retained earnings for the year ended October 31, 2020.

The Company's revenues from contracts with customers are composed of private placement fees, fees from due diligence preparation, and advisory fees – all of which are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction.

For the year ended October 31, 2020 the Company did not earn any revenue, however its operations generally yield earned private placement fees and gains from exercise of warrants. Reimbursed expenses related to these transactions are recorded as revenue and are included in private placement fees, although this did not occur during the year ended October 31, 2020.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. There were no advances to the Company during the year ended October 31, 2020.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering, preparation of due diligence reports and from advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered. In fiscal year ending October 31, 2020 private placement revenue was $0 and gain from exercise of warrants was $0.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company accounts for income taxes under SFAS no. 119, which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

While the Current Stockholder does not share expenses with the Company, the Company is dependent upon the Current Stockholder for continued financial support.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At October 31, 2020 the Company's net capital was $6,081 which was $1,081 in excess of its required net capital of $5,000. The Company's debt-equity ratio was 4.3965 to 1.

The Company's fidelity bond coverage lapsed at March 31, 2020 when the Company failed to renew its coverage. As of December 29, 2020 the fidelity bond has not yet been renewed.

NOTE 4 - RELATED PARTY TRANSACTIONS

While the Current Stockholder does not share expenses with the Company, the Company is dependent upon the Original Stockholder for continued financial support.

For the fiscal year ended October 31, 2020, the Current Stockholder made cash capital contributions of $23,000.

NOTE 5 - INCOME TAXES

At October 31, 2020 the Company had a net operating loss carryforward of approximately $479,000 for income tax purposes which expire in the years 2029 through 2041. A valuation allowance of $120,000 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred assets have been recorded on the accompanying statement of financial condition.

NOTE 6- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 29, 2020, the date that these financial statements were available to be issued. The Company believes that the only subsequent events was that it received a $10,000 capital contribution from its Parent in December 2020.

NOTE 7- SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker- dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE 8- COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. While the development and distribution of a vaccine presents the real possibility of ultimate containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9- GOING CONCERN OPERATION

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a large loss from operations which if repeated next year, raises substantial doubt about the Company's ability to continue as a going concern. The Current Stockholder has stated that it will make the additional capital contributions required to keep the Company in net capital compliance.

NOTE 10- LOAN PAYABLE

The Company borrowed $6,000 during the year from Vcxpress Financial Ltd. (referenced in NOTE 1) to assist the Company in running its operations. This loan has no stated maturity or interest. Vcexpress Financial Ltd. is seeking regulatory approval for complete purchase of the broker-dealer.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE ACT OF 1934

LAKERIDGE CAPITAL INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2020

NET CAPITAL:

Stockholder's equity	$	6,361
Non-allowable prepaid expenses		(270)
Less haircuts on foreign currency (CDN)		(10)
NET CAPITAL	$	6,081
AGGREGATE INDEBTEDNESS	$	26,735
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	1,782
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	5,000
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL ($6,081 - $5,000)	$	1,081
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 26,735 / $ 6,081	439.65%

The accompanying notes are an integral part of this schedule.

Reconciliation with Company's computation (included in
Part IIA of Form X-17A-5 as of October 31, 2020
    Net capital as reported in Company's Part IIA
        unaudited FOCUS report $16,463
        Audit adjustments   10,382

    Net capital, per above $ 6,081

SCHEDULE II

**INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3**

October 31, 2020

The Company is exempt from the SEC Rule 15c3-3 as the Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
Lakeridge Capital Inc.
55 University Avenue
Mezzanine Level, Suite M002
Toronto, Ontario M5J 2H7

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Lakeridge Capital Inc. (the "Company") may file an exemption report because it had no obligations under 17 C.F.R. §240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
December 29, 2020

SEC Rule 15c3-3(k)
Exemption Report For year
ending October 31, 2020

Lakeridge Capital, Inc. states to the best of its knowledge and belief that:

1. Lakeridge Capital, Inc. is exempt from the SEC Rule 15c3-3 as the Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

2. Lakeridge Capital, Inc. met the requirements of this exemption provision throughout the fiscal year ended October 31, 2020 without exception.

Signature: _____
Donald R. Pollard, CEO and CCO